EXHIBIT 12.1
THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

											One Month
	Year Ended										Ended
	December				Year Ended November						December
	2010		2009		2008		2007		2006		2008
$ in millions

Net earnings/(loss)	$8,354		$13,385		$2,322		$11,599		$9,537		$(780)
Add:
Provision/(benefit) for taxes	4,538		6,444		14		6,005		5,023		(478)
Portion of rents representative of an interest factor	169		145		146		137		135		13
Interest expense on all indebtedness	6,806		6,500		31,357		41,981		31,688		1,002

Pre-tax earnings/(loss), as adjusted	$19,867		$26,474		$33,839		$59,722		$46,383		$(243)

Fixed charges [1]:
Portion of rents representative of an interest factor	$169		$145		$146		$137		$135		$13
Interest expense on all indebtedness	6,810		6,570		31,444		42,051		31,755		1,008

Total fixed charges	$6,979		$6,715		$31,590		$42,188		$31,890		$1,021

Preferred stock dividend requirements	989		1,767		283		291		212		400

Total combined fixed charges and preferred stock dividends	$7,968		$8,482		$31,873		$42,479		$32,102		$1,421

Ratio of earnings to fixed charges	2.85	x	3.94	x	1.07	x	1.42	x	1.45	x	N/A [2]

Ratio of earnings to combined fixed charges and preferred stock dividends	2.49	x	3.12	x	1.06	x	1.41	x	1.44	x	N/A [2]

1. Fixed charges include capitalized interest of $4 million, $70 million, $87 million, $70 million, $67 million, and $6 million for years ended December 2010, December 2009, November 2008, November 2007, November 2006 and one month ended December 2008, respectively.
2. Earnings for the one month ended December 2008 were inadequate to cover total fixed charges and total combined fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges and total combined fixed charges and preferred stock dividends were $1.26 billion and $1.66 billion, respectively.